Alvotech

9, Rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

May 10, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Franklin	Wyman

Vanessa Robertson

Jessica Ansart

Jeffrey Gabor

Re:     Alvotech

Registration Statement on Form F-4 (File No. 333-261773)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-4 (File No. 333-261773) (the “Registration Statement”) to become effective on May 10, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicolas H.R. Dumont of Cooley LLP, counsel to the Registrant, at (212) 479-6446, or in his absence, Michal Berkner of Cooley LLP at +44 (0) 20 7556 4321 or Divakar Gupta of Cooley LLP at (212) 479-6474.

[Signature page follows]

Very truly yours,

/s/ Helga Tatjana Zharov
Name: Helga Tatjana Zharov
Title: Chairperson (Président)

cc:	Robert Wessman, Alvotech

Nicolas H.R. Dumont, Cooley LLP

Michal Berkner, Cooley LLP

Divakar Gupta, Cooley LLP

Christian O. Nagler, Kirkland & Ellis LLP

Peter Seligson, Kirkland & Ellis LLP

Allison Gallagher, Kirkland & Ellis LLP